Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Exogen, Inc. (1)	Delaware
Bioventus LLC	Delaware
Bioventus Holdings LLC (1)	North Carolina
Bioventus Coöperatief U.A.(2)	Netherlands
Bioventus Canada, Ulc (3)	British Columbia
Bioventus Australia Pty Ltd (3)	Australia
Bioventus Germany GmbH (3)	Germany
Bioventus UK, Ltd (3)	United Kingdom

(1)	Wholly owned subsidiary of Bioventus LLC
(2)	Joint partnership between Bioventus LLC and Bioventus Holdings LLC
(3)	Wholly owned subsidiary of Bioventus Coöperatief U.A